U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Computershare Trust Company of Canada

B.	This is (check one):

☒ An original filing for the Filer.

☐ An amended filing for the Filer.

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrants:	Canadian Pacific Kansas City Limited

Canadian Pacific Railway Company

Form type:	Form F-10

File number (if known):	333-285353

Filed by:	Canadian Pacific Kansas City Limited

Canadian Pacific Railway Company

Date filed (if filed concurrently, so indicate): February 27, 2025 (concurrently with Form F-10)

D.	The Filer is incorporated or organized under the laws of Canada and has its principal place of business at:

800, 324-8th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z2

E.	The Filer designates and appoints Computershare Trust Company, NA (“Agent”) located at:

6200 S. Quebec Street

Greenwood Village, Colorado 80111

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Securities and Exchange Commission (the “Commission”); and

(b)

any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees in connection with its status as trustee with respect to securities registered on Form F-10 listed above in item C to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, on this 27th day of February, 2025.

COMPUTERSHARE TRUST COMPANY OF CANADA
Filer

By:	/s/ Luci Scholes
Name: Luci Scholes
Title: Corporate Trust Officer

By:	/s/ Laura Nicklom
Name: Laura Nicklom
Title: Associate Trust Officer

This statement has been signed by the following person in the capacity indicated on February 27, 2025.

COMPUTERSHARE TRUST COMPANY, NA As agent for Service of Process for COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Gary Nazare
Name: Gary Nazare
Title: Vice President